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                                                                 Exhibit (a)(14)

                    AMERICAN GREETINGS COMPLETES TENDER OFFER
                    FOR GIBSON GREETINGS, CLOSES ACQUISITION

Cleveland, OH -- March 9, 2000 -- American Greetings (NYSE: AM) today announced that it has completed its cash tender offer for all of the outstanding shares of Gibson Greetings' (Nasdaq: GIBG) common stock at $10.25 net per share, and that the acquisition of Gibson Greetings by American Greetings has closed.

In the offer, which commenced November 9, 1999 and expired at 5:00 p.m., New York City time, on March 8, 2000, a total of 15,431,420 shares were validly tendered and not withdrawn, representing about 97.4% of all outstanding common shares of Gibson Greetings, all of which were accepted for payment.

Each Gibson Greetings share not tendered was converted into the right to receive $10.25 in cash, without interest, pursuant to a merger of Gibson Greetings with a wholly owned subsidiary of American Greetings. The total value of the transaction was approximately $175 million.

American Greetings is the world's largest publicly held creator, manufacturer and distributor of greeting cards and social expression products. With headquarters in Cleveland, Ohio, American Greetings employs more than 21,000 associates around the world and has one of the largest creative studios in the world. For more information on American Greetings, visit its site on the World Wide Web at www.americangreetings.com.

CONTACT:
Dale A. Cable                               Jim King
Vice President, Treasurer                   Manager, Investor & Media Relations
American Greetings Corporation              American Greetings Corporation
(216) 252-7300                              (216) 252-4864